Exhibit 3(ii)(a)

AMENDMENT TO
AMENDED AND RESTATED
BYLAWS
OF
VITACOST.COM, INC.
(a Delaware Corporation)

EFFECTIVE JULY 21, 2010

The following amendment to the Amended and Restated Bylaws (the “Bylaws”) of Vitacost.com, Inc. (the “Company”) was duly adopted by the stockholders of the Company by written consent on July 21, 2010:

Article IV, Section 4.3 of the Bylaws is amended and restated in its entirety to read as follows:

“Section 4.3.  Vacancies.  Except as provided in the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock), newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the directors, though less than a quorum, or by the stockholders; provided, however, that any vacancy occurring as a result of a director being removed from office by the stockholders shall only be filled by the stockholders.”